UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Andrew A. Allen
1115 Stonegate Court
Roswell Georgia 30005
(678) 491-4844

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

April 30, 2000

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89267P 10 5	Page 2 of 10

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Andrew A. Allen Family Limited Partnership

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization Florida

	Number of	(7)	Sole Voting Power -3,893,000-
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 3,893,000
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,893,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 8.7%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 89267P 10 5	Page 3 of 10

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Andrew A. Allen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable. See Item 3

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)	Citizenship or Place of Organization USA

	Number of	(7)	Sole Voting Power -4,020,960-
Shares
	Beneficially	(8)	Shared Voting Power -0-
Owned by
	Each	(9)	Sole Dispositive Power 4,020,960
Reporting
	Person With	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,020,960

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.0%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 4 of 10

Item 1.      Security and Issuer.

Title of Securities:	Common Stock, $.01 par value (“Common Stock”)

Name and Address of Issuer:	TradeStation Group, Inc. (“Issuer”) 8700 West Flagler Street Miami, FL 33174

Item 2.      Identity and Background.

Information with respect to Andrew A. Allen Family Limited Partnership:

Name:	Andrew A. Allen Family Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	1115 Stonegate Court Roswell, Georgia 30075

Criminal Proceedings:	None. See information herein with respect to Andrew A. Allen, the sole shareholder, director and president of the corporation which is the general partner of Andrew A. Allen Family Limited Partnership.

Civil Proceedings:	None. See information herein with respect to Andrew A. Allen, the sole shareholder, director and president of the corporation which is the general partner of Andrew A. Allen Family Limited Partnership.

State of Organization:	Florida

Information with respect to Andrew A. Allen:

Name:	Andrew A. Allen

Residence Address:	1115 Stonegate Court
Roswell, Georgia 30075

Principal Occupation:	Retired

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 5 of 10

Item 3.      Source and Amount of Funds or Other Consideration.

     On December 29, 2000, the merger and combination of Omega Research, Inc. (now known as TradeStation Technologies, Inc.), a Florida corporation, and onlinetradinginc.com corp. (now known as TradeStation Securities, Inc.), a Florida corporation (the “Merger”), was completed pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 19, 2000, by and among TradeStation Group, Inc. (the “Issuer”), Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp. and Onlinetrading Acquisition Corporation, as amended (the “Merger Agreement”). As part of the Merger, onlinetradinginc.com corp. became a wholly-owned subsidiary of the Issuer and each outstanding share of onlinetradinginc.com corp. common stock, par value $.01, was automatically converted into 1.7172 shares of TradeStation Group, Inc. common stock, par value $.01 (“Common Stock”).

     As a result of the Merger, (i) the 2,500,000 shares of onlinetradinginc.com corp. common stock owned by Andrew A. Allen Family Limited Partnership were converted into 4,293,000 shares of Common Stock and (ii) the 225,926 shares of onlinetradinginc.com corp. common stock owned by Andrew A. Allen were converted into 387,960 shares of Common Stock. Since the effective date of the Merger but more than 60 days prior to the date of the event requiring the filing of this report, (i) Andrew A. Allen Family Limited Partnership has sold 400,000 shares of Common Stock pursuant to Rule 145 of the Securities Act of 1933, as amended, (ii) Andrew A. Allen Family Limited Partnership has pledged its remaining 3,893,000 shares of Common Stock to Big Sky Western Bank as collateral for a loan and (iii) Andrew A. Allen has sold 260,000 shares of Common Stock pursuant to Rule 145 of the Securities Act of 1933, as amended.

     In conjunction with the Merger, Andrew A. Allen Family Limited Partnership and Andrew A. Allen entered into a Voting Trust Agreement dated as of January 19, 2000 (the “Voting Trust Agreement”) by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee. Pursuant to the Voting Trust Agreement, all of the shares owned by the parties to the Voting Trust Agreement were required to be deposited into a voting trust. Andrew A. Allen Family Limited Partnership and Andrew A. Allen had the right to direct the trustee of the voting trust how to vote their respective shares, except that with respect to the election of directors Andrew A. Allen Family Limited Partnership and Andrew A. Allen, acting together and in conjunction with Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino, had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of

CUSIP No. 89267P 10 5	Page 6 of 10

directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that three of the total of eight directors constituting the board of directors of the Issuer were designated by them. The other shareholders who were a party to the Voting Trust Agreement collectively had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that the remaining five directors of the Issuer were designated by those shareholders. On April 30, 2002, the Voting Trust Agreement was terminated pursuant to a Termination Agreement entered into by shareholders holding more than 67% of the shares of Common Stock then subject to the Voting Trust Agreement. A copy of such Termination Agreement is filed herewith as Exhibit 3. The information included in Item 6 hereinbelow is incorporated by reference in this Item 3.

Item 4.      Purpose of Transaction.

     The shares were acquired as a result of the conversion of each outstanding share of onlinetradinginc.com corp. common stock into 1.7172 shares of Common Stock pursuant to the Merger. As a result of the Termination of the Voting Trust Agreement, Andrew A. Allen Family Limited Partnership and Andrew A. Allen no longer have the power, acting in conjunction with Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino, to direct the vote of the shares that were subject to the Voting Trust Agreement such that they are able to designate three of the eight members of the board of directors of the Issuer. As a result, Andrew A. Allen Family Limited Partnership and Andrew A. Allen are no longer members of a group within the meaning of Section 13(d)(3) of the Act. See Item 3 above.

Item 5.      Interest in Securities of the Issuer.

Information with respect to Andrew A. Allen Family Limited Partnership:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Andrew A. Allen Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Andrew A. Allen Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the cover page.

     (b)  Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during last 60 days through May 8, 2002: On April 30, 2002, the Voting Trust Agreement to which Andrew A. Allen Family Limited Partnership was a party was terminated. As a result, Andrew A. Allen Family Limited Partnership no longer has the power, acting in conjunction with Andrew A. Allen, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino, to direct the vote of the shares that were subject to the Voting Trust

CUSIP No. 89267P 10 5	Page 7 of 10

Agreement such that they are able in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders to designate three of the eight members of the board of directors of the Issuer. In addition, as a result of the termination of the Voting Trust Agreement, Andrew A. Allen Family Limited Partnership is no longer a member of a group within the meaning of Section 13(d)(3) of the Act. See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

Information with respect to Andrew A. Allen:

     (a)  Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Andrew A. Allen expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Andrew A. Allen is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the cover page.

     (b)  Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c)  Transactions during the last 60 days through May 8, 2002:

             (i)  On April 30, 2002, the Voting Trust Agreement to which Andrew A. Allen Family Limited Partnership and Andrew A. Allen were parties was terminated. As a result, Andrew A. Allen Family Limited Partnership and Andrew A. Allen no longer have the power, acting in conjunction with Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino, to direct the vote of the shares that were subject to the Voting Trust Agreement such that they are able in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders to designate three of the eight members of the board of directors of the Issuer. In addition, as a result of the termination of the Voting Trust Agreement, Andrew A. Allen Family Limited Partnership and Andrew A. Allen are no longer members of a group within the meaning of Section 13(d)(3) of the Act. See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 89267P 10 5	Page 8 of 10

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com entered into a Voting Trust Agreement, which became effective at the effective time of the Merger which was December 29, 2000 (the “Effective Time”), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time were subject to the terms of a voting trust. From and after the Effective Time, former shareholders of Omega Research, Inc. (the “Omega Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of directors of the Issuer at a meeting of the Issuer’s shareholders or by written consent of the Issuer’s shareholders in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which are required to be independent directors, were designated by the Omega Group. The former shareholders of onlinetradinginc.com corp. (the “Online Group”) had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which is required to be an independent director, were designated by the Online Group. With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer was made, the voting trustee voted the shares owned by each shareholder who was a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares.

     The Voting Trust Agreement provided that the voting trust would dissolve upon the earliest of several possible dates, one of which was the date when the Issuer’s shareholders who were parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement executed a written instrument declaring the dissolution of the voting trust. On April 30, 2002, parties to the Voting Trust Agreement holding more than 67% of the shares then subject to the Voting Trust Agreement entered into a Termination Agreement dissolving and terminating the voting trust. A copy of such Termination Agreement is filed herewith as Exhibit 3.

Item 7.      Material to be Filed as Exhibits.

     1.     Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     2.     Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

CUSIP No. 89267P 10 5	Page 9 of 10

     3.     Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (filed herewith).

CUSIP No. 89267P 10 5	Page 10 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2002	/s/ Andrew A. Allen
(Date)	(Signature)

Andrew A. Allen, President of Allen
Holdings Corp., the general partner of
Andrew A. Allen Family Limited Partnership

(Name and Title)

May 10, 2002	/s/ Andrew A. Allen
(Date)	(Signature)

Andrew A. Allen, individually

(Name and Title)